Filename:
Type: SC 13D
Comment/Description:
(this header is not part of the document)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

_________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

CARROLS RESTAURANT GROUP, INC.

--------------------------------------------------------------------------------

(NAME OF ISSUER)

COMMON STOCK ($0.01 PAR VALUE PER SHARE)

--------------------------------------------------------------------------------

(TITLE OF CLASS OF SECURITIES)

14574X104

--------------------------------------------------------------------------------

(CUSIP NUMBER)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners IV LLC	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 2 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV L.P.
05-0617930
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,695,472(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,695,472(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	5,695,472(1)
12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☒
13.		Percent of Class Represented By Amount In Row (11)	26.4%(2)
14.		Type of Reporting Person*
PN

(1)         On June 16, 2009, Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), and JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), entered into (i) a letter agreement (the “Madison Purchase Agreement”) with Madison Dearborn Capital Partners, L.P. (“MDCP”) and Madison Dearborn Capital Partners II, L.P. (“MDCP II” and together with MDCP, “Madison”), which is incorporated herein by reference to Exhibit 1 hereto, pursuant to which Jefferies Capital Partners IV agreed to purchase 2,457,025 shares of common stock, par value $.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”), owned by Madison, and (ii) a letter agreement (the “BIB Purchase Agreement” and together with the Madison Purchase Agreement, the “Purchase Agreements”) with BIB Holdings (Bermuda), Ltd. (“BIB”), which is incorporated herein by reference to Exhibit 2 hereto, pursuant to which Jefferies Capital Partners IV agreed to purchase 3,238,447 shares of Common Stock owned by BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 3 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Employee Partners IV LLC
05-0617932
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	655,985(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	655,985(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	655,985(1)
12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☒
13.		Percent of Class Represented By Amount In Row (11)	3%(2)
14.		Type of Reporting Person*
OO

(1)          Pursuant to (i) the Madison Purchase Agreement, Jefferies Employee Partners agreed to purchase 282,992 shares of Common Stock owned by Madison and (ii) the BIB Purchase Agreement, Jefferies Employee Partners agreed to purchase 372,993 shares of Common Stock owned by BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 4 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP Partners IV LLC
05-0617935
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	208,282(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	208,282(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	208,282(1)
12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☒
13.		Percent of Class Represented By Amount In Row (11)	1%(2)
14.		Type of Reporting Person*
OO

(1)          Pursuant to (i) the Madison Purchase Agreement, JCP Partners agreed to purchase 89,852 shares of Common Stock owned by Madison and (ii) the BIB Purchase Agreement, JCP Partners agreed to purchase 118,430 shares of Common Stock owned by BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 5 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP IV LLC
05-0617927
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)
12.			Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☒
13.		Percent of Class Represented By Amount In Row (11)	30.4%(2)
14.			Type of Reporting Person*
OO

(1)          JCP IV LLC, a Delaware limited liability company (“General Partner”), is the general partner of Jefferies Capital Partners IV and is the managing member of each of Jefferies Employee Partners and JCP Partners. Pursuant to the Purchase Agreements, Jefferies Capital Partners agreed to purchase 6,559,739 shares of Common Stock owned by Madison and BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 6 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV LLC
05-0617920
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)
12.		Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☒
13.		Percent of Class Represented By Amount In Row (11)	30.4%(2)
14.		Type of Reporting Person*
OO

(1)          Jefferies Capital Partners IV LLC, a Delaware limited liability company (“Manager”), is the manager of Jefferies Capital Partners and the managing member of General Partner. Pursuant to the Purchase Agreements, Jefferies Capital Partners agreed to purchase 6,559,739 shares of Common Stock owned by Madison and BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 7 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian P. Friedman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)
12.			Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
☒
13.		Percent of Class Represented By Amount In Row (11)	30.4%(2)
14.			Type of Reporting Person*
IN

(1)         Brian P. Friedman (“Mr. Friedman”) is a managing member of Manager. Pursuant to the Purchase Agreements, Jefferies Capital Partners agreed to purchase 6,559,739 shares of Common Stock owned by Madison and BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

SCHEDULE 13D
CUSIP No.: 14574X104		13D	Page 8 of 20 Pages
1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James L. Luikart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	6,559,739(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	6,559,739(1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,559,739(1)
12.			Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
Not Applicable
13.		Percent of Class Represented By Amount In Row (11)	30.4%(2)
14.			Type of Reporting Person*
IN

(1)          James L. Luikart (“Mr. Luikart”) is a managing member of Manager. Pursuant to the Purchase Agreements, Jefferies Capital Partners agreed to purchase 6,559,739 shares of Common Stock owned by Madison and BIB.

(2) Based on 21,592,462 shares of Common Stock outstanding as of May 1, 2009, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 968 James Street, Syracuse, New York 13203.

Item 2. Identity and Background.

(a)-(c)

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Jefferies Capital Partners IV L.P., a Delaware limited partnership (“Jefferies Capital Partners IV”), whose principal business is investing in securities.
(ii)	Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), whose principal business is investing in securities.
(iii)

JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners” and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), whose principal business is investing in securities.

(iv)

JCP IV LLC, a Delaware limited liability company (“General Partner”), whose principal business is being the general partner of Jefferies Capital Partners IV and the managing member of each of Jefferies Employee Partners and JCP Partners. As a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, General Partner may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners.

(v)

Jefferies Capital Partners IV LLC, a Delaware limited liability company (“Manager”), whose principal business is to provide management and advisory services to Jefferies Capital Partners and General Partner. As a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, Manager may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and the General Partner.

(vi)

Brian P. Friedman (“Mr. Friedman”) is a managing member of Manager. The principal occupation of Mr. Friedman is investment management. As a result of Mr. Friedman’s position as a managing member of Manager, Mr. Friedman may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Manager and therefore deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and General Partner.

(vii)

James L. Luikart (“Mr. Luikart”) is a managing member of Manager. The principal occupation of Mr. Luikart is investment management. As a result of Mr. Luikart’s position as a managing member of Manager, Mr. Luikart may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Manager and therefore may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and General Partner.

Each Reporting Person’s principal business address is: 520 Madison Avenue, 10th Floor, New York, New York 10022.

(d)	None of the Reporting Persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Friedman and Mr. Luikart are United States citizens.

The agreement between the Reporting Persons to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 3. The filing of this Schedule 13D shall not be construed as an admission that any of General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares of Common Stock covered by this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to (i) the Madison Purchase Agreement, which is incorporated herein by reference to Exhibit 1 hereto, Jefferies Capital Partners agreed to purchase for $7,944,543.35 in cash all of the 1,414,929 shares of Common Stock owned by MDCP and for $7,944,605.11 in cash all of the 1,414,940 shares of Common Stock owned by MDCP II, and (ii) the BIB Purchase Agreement, which is incorporated herein by reference to Exhibit 2 hereto, Jefferies Capital Partners agreed to purchase for $21,829,437.16 in cash all of the 3,729,870 shares of Common Stock owned by BIB. Each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners intend to purchase such shares of Common Stock with working capital.

Item 4. Purpose of the Transaction.

The acquisition of the securities referred to herein by Jefferies Capital Partners is for investment purposes.

Board of Directors

The Madison Purchase Agreement contemplates that the Class III director on the Company’s Board of Directors (the “Board”) designated by Madison will have resigned from the Board upon, or prior to, closing under the Madison Purchase Agreement. It also provides that the closing is subject to the election of Brian P. Friedman, the President of Jefferies Capital Partners, or another designee of Jefferies Capital Partners reasonably acceptable to the Company, as a Class III director of the Company. In an agreement, dated June 16, 2009 (the “Company/Madison Letter Agreement”), between Jefferies Capital Partners and the Company, which is incorporated herein by reference to Exhibit 4 hereto, the Company stated that it understood that Jefferies Capital Partners’ obligation to purchase the shares of Common Stock owned by BIB pursuant to the BIB Purchase Agreement was subject to Nicholas Daraviras, a Managing Director of Jefferies Capital Partners, or another designee of Jefferies Capital Partners reasonably acceptable to the Company being elected as a Class III director to the Board to fill the vacancy on the Board resulting from the resignation of the Class III director appointed by BIB.

                                The BIB Purchase Agreement contemplates that the Class III director on the Board designated by BIB will have resigned from the Board upon, or prior to, closing under the BIB Purchase Agreement. It also provides that the closing is subject to the election of Mr. Daraviras, or another designee of Jefferies Capital Partners reasonably acceptable to the Company, as a Class III director of the Company. In an agreement, dated June 16, 2009 (the “Company/BIB Letter Agreement” and together with the Company/Madison Letter Agreement, the “Company Letter Agreements”), between Jefferies Capital Partners and the Company, which is incorporated herein by reference to Exhibit 5 hereto, the Company stated that it understood that Jefferies Capital Partners’ obligation to purchase the shares of Common Stock owned by Madison pursuant to the Madison Purchase Agreement was subject to Mr. Friedman, or another designee of Jefferies Capital Partners reasonably acceptable to the Company being elected as a Class III director to the Board to fill the vacancy on the Board resulting from the resignation of the Class III director appointed by Madison.

Standstill Agreement

Jefferies Capital Partners entered into a letter agreement, dated June 16, 2009 (the “Standstill Agreement”), with the Company, which is incorporated herein by reference to Exhibit 6 hereto. Pursuant to the Standstill Agreement, Jefferies Capital Partners agreed to a “standstill” period beginning on the closing date of the Purchase Agreements and ending on the earlier of (x) the disposition by Jefferies Capital Partners and their “affiliates” (as defined in the rules and regulations under the Exchange Act) of all of the shares of Common Stock purchased by Jefferies Capital Partners from Madison and BIB pursuant to the Purchase Agreements and (y) the expiration and termination of the Company’s loan agreement, as amended. During the standstill period, Jefferies Capital Partners agreed that they and their affiliates would not, without the consent of the Company, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any equity interests of the Company or any of its subsidiaries (or beneficial ownership thereof), or any derivatives thereof, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any equity interests of the Company; (b) form, join or in any way participate in a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to the equity interests of the Company or any derivatives thereof; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any arrangements with any third party with respect to any of the foregoing. The restrictions set forth in the Standstill Agreement do not preclude or prohibit the acquisition in privately negotiated purchases or open market transactions of additional shares of Common Stock so long as the aggregate ownership or control by Jefferies Capital Partners and its affiliates does not exceed 34.5% of the equity interests or voting power of the Company or its subsidiaries.

Jefferies Agreement

Jefferies Capital Partners entered into an agreement, dated as of June 16, 2009 (the “Jefferies Agreement”), with Jefferies & Company, Inc. (“Jefferies”), which is incorporated herein by reference to Exhibit 7 hereto. Pursuant to the Jefferies Agreement, Jefferies agreed to place the Common Stock on its restricted list, the purpose of which is to (i) limit transactions by Jefferies in the Common Stock to unsolicited brokerage agency transactions on behalf of its brokerage customers and (ii) restrict Jefferies from engaging in any transaction in the Common Stock as principal. Jefferies agreed to observe the restrictions set forth in the Standstill Agreement applicable to affiliates of Jefferies Capital Partners. In consideration thereof, Jefferies Capital Partners will, subject to certain conditions, make available to Jefferies one of its demand registration rights under the Registration Rights Agreement (as defined below).

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Based upon certain representations made by the Company in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009, there were 21,592,462 shares of Common Stock outstanding as of May 1, 2009. Prior to entering into the Purchase Agreements, Jefferies Capital Partners did not own any shares of Common Stock. In accordance with the Purchase Agreements, as of June 16, 2009, (i) Jefferies Capital Partners IV agreed to purchase 2,457,025 shares of Common Stock from Madison and 3,238,447 shares of Common Stock from BIB, (ii) Jefferies Employee Partners agreed to purchase 282,992 shares of Common Stock from Madison and 372,993 shares of Common Stock from BIB and (iii) JCP Partners agreed to purchase 89,852 shares of Common Stock from Madison and 118,430 shares of Common Stock from BIB. As of June 16, 2009, (A) Jefferies Capital Partners IV may be deemed to be the beneficial owner of 5,695,472 shares of Common Stock, or approximately 26.4% of the Common Stock deemed issued and outstanding as of that date, (B) Jefferies Employee Partners may be deemed to be the beneficial owner of 655,985 shares of Common Stock, or approximately 3% of the Common Stock deemed issued and outstanding as of that date, (C) JCP Partners may be deemed to be the beneficial owner of 208,282 shares of Common Stock, or approximately 1% of the Common Stock deemed issued and outstanding as of that date, (D) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 30.4% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 5,695,472 shares of Common Stock, or approximately 26.4% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV, (II) 655,985 shares of Common Stock, or approximately 3% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, and (III) 208,282 shares of Common Stock, or approximately 1% of the Common Stock, which may be deemed to be beneficially owned by JCP Partners, (E) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of the General Partner, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 30.4% of the Common Stock deemed issued and outstanding as of that date, which number consists of (I) 5,695,472 shares of Common Stock, or approximately 26.4% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Capital Partners IV, (II) 655,985 shares of Common Stock, or approximately 3% of the Common Stock, which may be deemed to be beneficially owned by Jefferies Employee Partners, and (III) 208,282 shares of Common Stock, or approximately 1% of the Common Stock, which may be deemed to be beneficially owned by JCP Partners, (F) Mr. Friedman, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 30.4% of the Common Stock deemed issued and outstanding as of that date and (G) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 6,559,739 shares of Common Stock, or approximately 30.4% of the Common Stock deemed issued and outstanding as of that date.[1]

__________________

1           Jefferies beneficially owned 228,500 shares of Common Stock as of June 16, 2009. Jefferies Group, Inc. (“Group”) may be deemed to beneficially own the shares of Common Stock owned by Jefferies. Each of Jefferies and Group may be considered an affiliate of the Reporting Persons for purposes of Section 13 of the Exchange Act. Jefferies Capital Partners has entered into the Jefferies Agreement with Jefferies, a copy of which is incorporated herein by reference to Exhibit 7 hereto. The Jefferies Agreement contemplates certain arrangements relating to the Common Stock, as more fully described in Items 4 and 6 of this Schedule 13D. Each of the Reporting Persons expressly disclaims (i) beneficial ownership of the shares of Common Stock beneficially owned or that may be beneficially owned by Jefferies and/or Group and (ii) that the Reporting Persons and Jefferies and/or Group constitute a “group” for purposes of Section 13 of the Exchange Act.

(b)

Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 5,695,472 shares of Common Stock of which it is deemed the beneficial owner. Jefferies Employee Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 655,985 shares of Common Stock of which it is deemed the beneficial owner. JCP Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 208,282 shares of Common Stock of which it is deemed the beneficial owner. Each of Manager, General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 6,559,739 shares of Common Stock of which it may be deemed the beneficial owner. None of Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman or Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock of which it is or may be deemed the beneficial owner.

(c)

Other than the transactions described in this Schedule 13D, during the past sixty days, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)	(i)

The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners IV.

(ii)

The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

(iii)

The members of the Manager and the General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Purchase Agreements

On June 16, 2009, Jefferies Capital Partners entered into the Madison Purchase Agreement, which is incorporated herein by reference to Exhibit 1 hereto. Pursuant to the Madison Purchase Agreement, Jefferies Capital Partners agreed to purchase for $7,944,543.35 in cash all of the 1,414,929 shares of Common Stock owned by MDCP and for $7,944,605.11 in cash all of the 1,414,940 shares of Common Stock owned by MDCP II. The Madison Purchase Agreement contemplates that the Class III director on the Board designated by Madison will have resigned from the Board upon, or prior to, closing under the Madison Purchase Agreement. The closing of the acquisition by Jefferies Capital Partners of the shares of Common Stock owned by Madison contemplated by the Madison Purchase Agreement is conditioned upon, among other things, (x) Brian P. Friedman, the President of Jefferies Capital Partners, or another designee of Jefferies Capital Partners reasonably acceptable to the Company having been elected as a Class III director of the Company and (y) the closing of the acquisition by Jefferies Capital Partners of the shares of Common Stock owned by BIB contemplated by the BIB Purchase Agreement.

On June 16, 2009, Jefferies Capital Partners also entered into the BIB Purchase Agreement, which is incorporated herein by reference to Exhibit 2 hereto. Pursuant to the BIB Purchase Agreement, Jefferies Capital Partners agreed to purchase for $21,829,437.16 in cash all of the 3,729,870 shares of Common Stock owned by BIB. The BIB Purchase Agreement contemplates that the Class III director on the Board designated by BIB will have resigned from the Board upon, or prior to, closing under the BIB Purchase Agreement. The closing of the acquisition by Jefferies Capital Partners of the shares of Common Stock owned by BIB contemplated by the BIB Purchase Agreement is conditioned upon, among other things, (x) Nicholas Daraviras, a Managing Director of Jefferies Capital Partners, or another designee of Jefferies Capital Partners reasonably acceptable to the Company having been elected as a Class III director of the Company and (y) the closing of the acquisition by Jefferies Capital Partners of the shares of Common Stock owned by Madison contemplated by the Madison Purchase Agreement.

Company Letter Agreements

In the Company/Madison Letter Agreement, the Company stated that it understood that Jefferies Capital Partners’ obligation to purchase the shares of Common Stock owned by BIB pursuant to the BIB Purchase Agreement was subject to Nicholas Daraviras, a Managing Director of Jefferies Capital Partners, or another designee of Jefferies Capital Partners reasonably acceptable to the Company being elected as a Class III director to the Board to fill the vacancy on the Board resulting from the resignation of the Class III director appointed by BIB. The Company also acknowledged that the Board has, for purposes of Section 203(a)(1) of the General Corporation Law of the State of Delaware, as amended (“DGCL 203”), approved (a) the acquisition by Jefferies Capital Partners of the shares of Common Stock owned by Madison and (b) the exemption of Jefferies Capital Partners or any of its “affiliates” (as defined in the rules and regulations under the Exchange Act) from the restrictions on business combinations set forth in DGCL 203 by reason of the execution or delivery of the Madison Purchase Agreement and the consummation of the acquisition of the shares of Common Stock owned by Madison.

In the Company/BIB Letter Agreement, the Company stated that it understood that Jefferies Capital Partners’ obligation to purchase the shares of Common Stock owned by Madison pursuant to the Madison Purchase Agreement was subject to Brian P. Friedman, the President of Jefferies Capital Partners, or another designee of Jefferies Capital Partners reasonably acceptable to the Company being elected as a Class III director to the Board to fill the vacancy on the Board resulting from the resignation of the Class III director appointed by Madison. The Company also acknowledged that the Board has, for purposes of DGCL 203, approved (a) the acquisition by Jefferies Capital Partners of the shares of Common Stock owned by BIB and (b) the exemption of Jefferies Capital Partners or any of its affiliates from the restrictions on business combinations set forth in DGCL 203 by reason of the execution or delivery of the BIB Purchase Agreement and the consummation of the acquisition of the shares of Common Stock owned by BIB.

Registration Rights Agreement

In connection with the execution of the Purchase Agreements, Jefferies Capital Partners entered into a Registration Rights Agreement, dated June 16, 2009 (the “Registration Rights Agreement”), with the Company, which is incorporated herein by reference to Exhibit 8 hereto, pursuant to which the Company granted Jefferies Capital Partners and its affiliates certain demand and piggyback registration rights.

Standstill Agreement

Pursuant to the Standstill Agreement, Jefferies Capital Partners agreed to a “standstill” period beginning on the closing date of the Purchase Agreements and ending on the earlier of (x) the disposition by Jefferies Capital Partners and their “affiliates” (as defined in the rules and regulations under the Exchange Act) of all of the shares of Common Stock purchased by Jefferies Capital Partners from Madison and BIB pursuant to the Purchase Agreements and (y) the expiration and termination of the Company’s loan agreement, as amended. During the standstill period, Jefferies Capital Partners agreed that they and their affiliates would not, without the consent of the Company, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any equity interests of the Company or any of its subsidiaries (or beneficial ownership thereof), or any derivatives thereof, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any equity interests of the Company; (b) form, join or in any way participate in a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to the equity interests of the Company or any derivatives thereof; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies of the Company; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any arrangements with any third party with respect to any of the foregoing. The restrictions set forth in the Standstill Agreement do not preclude or prohibit the acquisition in privately negotiated purchases or open market transactions of additional shares of Common Stock so long as the aggregate ownership or control by Jefferies Capital Partners and its affiliates does not exceed 34.5% of the equity interests or voting power of the Company or its subsidiaries.

Jefferies Agreement

Pursuant to the Jefferies Agreement, Jefferies agreed to place the Common Stock on its restricted list, the purpose of which is to (i) limit transactions by Jefferies in the Common Stock to unsolicited brokerage agency transactions on behalf of its brokerage customers and (ii) restrict Jefferies from engaging in any transaction in the Common Stock as principal. Jefferies agreed to observe the restrictions set forth in the Standstill Agreement applicable to affiliates of Jefferies Capital Partners. In consideration thereof, Jefferies Capital Partners will, subject to certain conditions, make available to Jefferies one of its demand registration rights under the Registration Rights Agreement.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1

Letter Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Madison Dearborn Capital Partners, L.P. and Madison Dearborn Capital Partners II, L.P. (the “Madison Purchase Agreement”).

2

Letter Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and BIB Holdings (Bermuda), Ltd. (the “BIB Purchase Agreement”).

3	Joint Filing Agreement between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners IV LLC, Brian P. Friedman and James L. Luikart.
4

Letter Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Carrols Restaurant Group, Inc. with respect to the Madison Purchase Agreement.

5

Letter Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Carrols Restaurant Group, Inc. with respect to the BIB Purchase Agreement.

6	Standstill Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Carrols Restaurant Group, Inc.
7	Letter Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Jefferies & Company, Inc.
8	Registration Rights Agreement, dated as of June 16, 2009, between Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, JCP Partners IV LLC and Carrols Restaurant Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 25, 2009

JEFFERIES CAPITAL PARTNERS IV L.P.
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By: JEFFERIES CAPITAL PARTNERS IV LLC,
as Manager

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JCP IV LLC

By: JEFFERIES CAPITAL PARTNERS IV LLC,
as Managing Member

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JEFFERIES CAPITAL PARTNERS IV LLC

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart

Filename:
Type: EX-1
Comment/Description:
(this header is not part of the document)

Exhibit 1

June 16, 2009

Madison Dearborn Capital Partners, L.P.

Three First National Plaza

Suite 4600

Chicago, IL 60602

Attn.:

Madison Dearborn Capital Partners II, L.P.

Three First National Plaza

Suite 4600

Chicago, IL 60602

Attn.:

Ladies and Gentlemen:

This letter agreement will confirm the agreement between the parties hereto with respect to the purchase by us (collectively, “Buyer”) from Madison Dearborn Capital Partners, L.P. (“MDCP”) and Madison Dearborn Capital Partners II, L.P. (“MDCP II”, together with MDCP, “Sellers” and individually, a “Seller”) of all of the 1,414,929 shares and 1,414,940 shares, respectively (for an aggregate of 2,829,869 shares, the “Shares”) of common stock, par value $.01 per share, of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”) owned by Sellers, as follows:

1.         On the twelfth Business Day following the date of this agreement (the “Closing Date”), Buyer shall purchase the Shares from Sellers, and Sellers shall sell, assign, transfer and deliver the Shares to Buyer against payment by Buyer of $5.6148 per Share, or $7,944,543.35 for MDCP and $7,944,605.11 for MDCP II, for an aggregate of $15,889,148.46 (the “Purchase Price”). The Purchase Price shall be paid by wire transfer of immediately available funds to an account previously designated in writing by Sellers to Buyer against delivery to Buyer of one or more stock certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, and proper forms for transfer, accompanied by necessary transfer tax stamps or funds therefor. The consummation of the purchase of the Shares pursuant to this agreement is hereinafter called the “Closing”. The term “Business Day” means any day that is not a Saturday, a Sunday or another day on which banks in New York are required or authorized to close.

2.         As a material inducement to Buyer to enter into and perform its obligations under this agreement, each Seller represents and warrants to Buyer as follows:

a.         Such Seller has all requisite legal power to enter into this agreement and to carry out and perform all obligations under the terms of this agreement. All action necessary for the authorization, execution and delivery of this agreement by such Seller and the consummation by such Seller of the transactions contemplated hereby has been taken. This agreement has been duly executed and delivered by such Seller and constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

b.         No consent, license, approval, order or authorization of, or registration, filing or declaration with, any governmental authority is required to be obtained or made (except for any filings required to be made under the rules of the Securities and Exchange Commission, such as Section 16 and Schedule 13G forms), and no consent of any third party is required to be obtained, by such Seller in connection with the execution, delivery and performance of this agreement or the consummation of the transactions contemplated hereby. The execution, delivery and performance of this agreement and the consummation by such Seller of the transactions contemplated hereby will not constitute a default under or breach of any agreement to which such Seller is a party, or result in a violation of such Seller’s organizational documents or any order, judgment or decree of any court or governmental or regulatory authority having jurisdiction over such Seller or any of its assets and properties.

c.         MDCP is the beneficial and record owner of 1,414,929 of the Shares and MDCP II is the beneficial and record owner of 1,414,940 of the Shares, in each case free and clear of all adverse claims. Concurrently with the payment of the Purchase Price, good, valid and marketable title to the Shares, free and clear of all adverse claims will pass to Buyer. MDCP has no equity interests in the Company other than its ownership of 1,414,929 of the Shares, and MDCP II has no equity interests in the Company other than its ownership of 1,414,940 of the Shares.

d.         The Class III director designated by Sellers will have resigned from the Board of Directors of the Company (the “Board”) upon, or prior to, the Closing.

e.         As of the date of this agreement, Sellers are not prompted to sell the Shares by any material information concerning the Company which is not set forth in the Company’s Annual Report on Form 10-K for its most recently completed fiscal year, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009 or the Company’s definitive proxy statement with respect to the annual meeting of its stockholders on June 3, 2009.

3.         As a material inducement to Sellers to enter into and perform its obligations under this agreement, Buyer represents and warrants to Sellers as follows:

a.         Buyer has all requisite legal power to enter into this agreement and to carry out and perform all obligations under the terms of this agreement. All action necessary for the authorization, execution and delivery of this agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby has been taken. This agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

b.         No consent, license, approval, order or authorization of, or registration, filing or declaration with, any governmental authority is required to be obtained or made (except for any filings required to be made under the rules of the Securities and Exchange Commission), and no consent of any third party is required to be obtained, by Buyer in connection with the execution, delivery and performance of this agreement or the consummation of the transactions contemplated hereby. The execution, delivery and performance of this agreement and the consummation by Buyer of the transactions contemplated hereby will not constitute a default under or breach of any agreement to which Buyer is a party, or result in a violation of Buyer’s organizational documents or any order, judgment or decree of any court or governmental or regulatory authority having jurisdiction over Buyer or any of its assets and properties.

c.         Each entity constituting Buyer is an “accredited investor” within the meaning of the Securities Act of 1933 and the rules and regulations promulgated thereunder. Buyer is acquiring the Shares for its own account for investment and without a view to the distribution thereof within the meaning of such act.

4.         The accuracy in all material respects on and as of the Closing Date of a party’s representations and warranties in this agreement shall be a condition to the obligations of the other party hereunder, except that the representations and warranties in paragraph 2(e) above shall be accurate in all material respects as of the date made.

5.         Buyer’s obligations hereunder shall be subject to the condition that (i) Brian P. Friedman or another designee of Buyer reasonably acceptable to the Company shall have been elected as a Class III director of the Company effective upon the Closing; (ii) the closing under the contemplated agreement similar to this agreement between Buyer and BIB Holdings (Bermuda), Ltd. (“BIB”), providing for the purchase by Buyer from BIB of up to 3,729,870 shares of common stock of the Company, shall have occurred; and (iii) the Company shall have entered into an agreement with Buyer substantially in the form of Exhibit A hereto.

6.         Buyer expressly acknowledges and agrees that none of Sellers, their affiliates nor any of their respective direct or indirect partners, members, officers, managers, employees, agents or representatives is making any representation or warranty whatsoever, oral or written, express or implied, other than those expressly contained in Section 2 of this agreement, and Buyer is not relying on any statement, representation or warranty, oral or written, express or implied, made by Sellers or their affiliates, and/or their respective direct or indirect partners, members, officers, managers, employees, agents or representatives, except for the representations and warranties expressly contained in Section 2 of this agreement.

7.         This agreement, which will inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns, shall be governed by and construed in accordance with the internal laws of the State of New York.

8.         Each of Buyer and Sellers agrees, from time to time, to take such further actions and to execute such further documents as may be necessary to carry out the purposes of this agreement, but without incurring any additional liability or changing the economic nature of the transaction.

9.         This agreement represents the entire understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements and understandings between the parties with respect to such subject matter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing correctly sets forth our understanding, please execute the enclosed copy of this agreement and return it to us.

Yours truly,

JEFFERIES CAPITAL PARTNERS IV LP, JEFFERIES EMPLOYEE PARTNERS IV LLC and JCP PARTNERS IV LLC
By: Jefferies Capital Partners IV LLC, as Manager
By: /s/ Brian P. Friedman Name: Brian P. Friedman Title: Managing Member

MADISON DEARBORN CAPITAL PARTNERS, L.P.

By: Madison Dearborn Partners, L.P.,
its General Partner

By: Madison Dearborn Partners, Inc.,
its General Partner

By: /s/ Robin P. Selati Name: Robin P. Selati Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS II, L.P.

By: Madison Dearborn Partners II, L.P.,
its General Partner

By: Madison Dearborn Partners, Inc.,
its General Partner

By: /s/ Robin P. Selati Name: Robin P. Selati Title: Managing Director

Filename:
Type: EX-2
Comment/Description:
(this header is not part of the document)

Exhibit 2

June 16, 2009

BIB Holdings (Bermuda), Ltd.

Hedaya Building, Fifth Floor

Government Avenue

P.O. Box 5016

Manama, Kingdom of Bahrain

Attn.:

Ladies and Gentlemen:

This letter agreement will confirm the agreement between you and us with respect to the purchase by us (collectively, “Buyer”) from you (“Seller”) of all of the 3,729,870 shares (the “Shares”) of common stock, par value $.01 per share, of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”) owned by Seller, as follows:

1.         On the twelfth Business Day following the date of this agreement (the “Closing Date”), Buyer shall purchase the Shares from Seller, and Seller shall sell, assign, transfer and deliver the Shares to Buyer against payment by Buyer of $5.8526 per Share, or an aggregate of $21,829,437.16 (the “Purchase Price”). The Purchase Price shall be paid by wire transfer of immediately available funds to an account previously designated in writing by Seller to Buyer against delivery to Buyer of one or more stock certificates evidencing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, and proper forms for transfer, accompanied by necessary transfer tax stamps or funds therefor. The consummation of the purchase of the Shares pursuant to this agreement is hereinafter called the “Closing”. The term “Business Day” means any day that is not a Saturday, a Sunday or another day on which banks in New York are required or authorized to close.

2.         As a material inducement to Buyer to enter into and perform its obligations under this agreement, Seller represents and warrants to Buyer as follows:

a.         Seller has all requisite legal power to enter into this agreement and to carry out and perform all obligations under the terms of this agreement. All action necessary for the authorization, execution and delivery of this agreement by Seller and the consummation by Seller of the transactions contemplated hereby has been taken. This agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

b.         No consent, license, approval, order or authorization of, or registration, filing or declaration with, any governmental authority is required to be obtained or made (except for any filings required to be made under the rules of the Securities and Exchange Commission, such as Section 16 and Schedule 13G forms), and no consent of any third party is required to be obtained, by Seller in connection with the execution, delivery and performance of this agreement or the consummation of the transactions contemplated hereby, other than any such consent that has been obtained, and a copy of which has been provided to Buyer, prior to the date hereof. The execution, delivery and performance of this agreement and the consummation by Seller of the transactions contemplated hereby will not constitute a default under or breach of any agreement to which Seller is a party, or result in a violation of Seller’s organizational documents or any order, judgment or decree of any court or governmental or regulatory authority having jurisdiction over Seller or any of its assets and properties.

c.         Seller is the beneficial and record owner of the Shares free and clear of all adverse claims. Concurrently with the payment of the Purchase Price, good, valid and marketable title to the Shares, free and clear of all adverse claims will pass to Buyer. Seller has no equity interests in the Company other than its ownership of the Shares.

d.         The Class III director designated by Seller will have resigned from the Board of Directors of the Company (the “Board”) upon, or prior to, the Closing.

e.         As of the date of this agreement, Seller is not prompted to sell the Shares by any material information concerning the Company which is not set forth in the Company’s Annual Report on Form 10-K for its most recently completed fiscal year, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2009 or the Company’s definitive proxy statement with respect to the annual meeting of its stockholders on June 3, 2009.

3.         As a material inducement to Seller to enter into and perform its obligations under this agreement, Buyer represents and warrants to Seller as follows:

a.         Buyer has all requisite legal power to enter into this agreement and to carry out and perform all obligations under the terms of this agreement. All action necessary for the authorization, execution and delivery of this agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby has been taken. This agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

b.         No consent, license, approval, order or authorization of, or registration, filing or declaration with, any governmental authority is required to be obtained or made (except for any filings required to be made under the rules of the Securities and Exchange Commission), and no consent of any third party is required to be obtained, by Buyer in connection with the execution, delivery and performance of this agreement or the consummation of the transactions contemplated hereby. The execution, delivery and performance of this agreement and the consummation by Buyer of the transactions contemplated hereby will not constitute a default under or breach of any agreement to which Buyer is a party, or result in a violation of Buyer’s organizational documents or any order, judgment or decree of any court or governmental or regulatory authority having jurisdiction over Buyer or any of its assets and properties.

c.         Each entity constituting Buyer is an “accredited investor” within the meaning of the Securities Act of 1933 and the rules and regulations promulgated thereunder. Buyer is acquiring the Shares for its own account for investment and without a view to the distribution thereof within the meaning of such act.

4.         The accuracy in all material respects on and as of the Closing Date of a party’s representations and warranties in this agreement shall be a condition to the obligations of the other party hereunder, except that the representations and warranties in paragraph 2(e) above shall be accurate in all material respects as of the date made.

5.         Buyer’s obligations hereunder shall be subject to the condition that (i) Nicholas Daraviras or another designee of Buyer reasonably acceptable to the Company shall have been elected as a Class III director of the Company effective upon the Closing; (ii) the closing under the contemplated agreement similar to this agreement between Buyer, Madison Dearborn Capital Partners, L.P. (“MDCP”) and Madison Dearborn Capital Partners II, L.P. (“MDCP II”, together with MDCP, “Madison”), providing for the purchase by Buyer from Madison of up to 2,829,869 shares of common stock of the Company, shall have occurred; and (iii) the Company shall have entered into an agreement with Buyer substantially in the form of Exhibit A hereto.

6.         Buyer expressly acknowledges and agrees that none of Seller, its affiliates nor any of its direct or indirect partners, members, officers, managers, employees, agents or representatives is making any representation or warranty whatsoever, oral or written, express or implied, other than those expressly contained in Section 2 of this agreement, and Buyer is not relying on any statement, representation or warranty, oral or written, express or implied, made by Seller or its affiliates, and/or its direct or indirect partners, members, officers, managers, employees, agents or representatives, except for the representations and warranties expressly contained in Section 2 of this agreement.

7.         This agreement, which will inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and assigns, shall be governed by and construed in accordance with the internal laws of the State of New York.

8.         Each of Buyer and Seller agrees, from time to time, to take such further actions and to execute such further documents as may be necessary to carry out the purposes of this agreement, but without incurring any additional liability or changing the economic nature of the transaction.

9.         This agreement represents the entire understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements and understandings between the parties with respect to such subject matter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing correctly sets forth our understanding, please execute the enclosed copy of this agreement and return it to us.

Yours truly,

JEFFERIES CAPITAL PARTNERS IV LP, JEFFERIES EMPLOYEE PARTNERS IV LLC and JCP PARTNERS IV LLC
By: Jefferies Capital Partners IV LLC, as Manager
By: /s/ Brian P. Friedman Name: Brian P. Friedman Title: Managing Member

BIB HOLDINGS (BERMUDA), LTD.

By: /s/ Adeyemi O. Sonuga Name: Adeyemi O. Sonuga Title: President

Filename:
Type: EX-3
Comment/Description:
(this header is not part of the document)

Exhibit 3

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

_______________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 3 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 25, 2009

JEFFERIES CAPITAL PARTNERS IV L.P.
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By: JEFFERIES CAPITAL PARTNERS IV LLC,
as Manager

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JCP IV LLC

By: JEFFERIES CAPITAL PARTNERS IV LLC,
as Managing Member

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JEFFERIES CAPITAL PARTNERS IV LLC

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart

Filename:
Type: EX-4
Comment/Description:
(this header is not part of the document)

Exhibit 4

June 16, 2009

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, NY 13203

Attn.:

Ladies and Gentlemen:

This letter agreement will confirm the agreement between you (the “Company”) and us (collectively, “Buyer”) in connection with the purchase by Buyer from Madison Dearborn Capital Partners, L.P. (“MDCP”) and Madison Dearborn Capital Partners II, L.P. (“MDCP II”, together with MDCP, “Sellers”) of up to 2,829,869 shares of common stock, par value $.01 per share (the “Common Stock”) of the Company, pursuant to a separate agreement of even date between Buyer and Sellers (the “preceding agreement”). In consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         Terms defined in the preceding agreement, or in the standstill agreement or registration rights agreement referred to in paragraph 3 below, shall have the same meaning when used herein.

2.         The Company acknowledges that the Board has, on or prior to the date hereof, for purposes of Section 203(a)(1) of the General Corporation Law of the State of Delaware, as amended (“DGCL 203”), duly approved (a) the acquisition of the Shares by Buyer and any other transactions contemplated by the preceding agreement and (b) the exemption of Buyer or any “affiliate” (as defined in the standstill agreement referred to in paragraph 3(b) below) of Buyer from the restrictions on business combinations set forth in DGCL 203 by reason of the execution or delivery of the preceding agreement and the consummation of the acquisition of the Shares.

3.         The Company and Buyer are entering into the following two agreements, each effective upon the occurrence of the Closing: (a) a registration rights agreement, dated the date hereof with respect to the registration under the Securities Act of 1933 of the offering of the Shares and the shares (the “BIB Shares”) of Common Stock that are the subject of the “BIB Purchase” (as defined in paragraph 4 below), and (b) a standstill agreement dated the date hereof restricting the rights of Buyer and certain of its affiliates from acquiring additional shares of Common Stock.

4.         The Company understands that Buyer is negotiating to enter into an agreement with BIB providing for the purchase (the “BIB Purchase”) by Buyer from BIB of the BIB Shares, as referred to in paragraph 5 of the preceding agreement. The Company and Buyer, concurrently therewith, will enter into an agreement having substantially the same terms and conditions as this agreement (except for paragraph 3 hereof), except that the parties’ obligations thereunder shall be subject to the closing of the BIB Purchase, not the Closing. It is also understood that it shall be a condition to Buyer’s obligation to effect the BIB Purchase that, effective upon the closing of the BIB Purchase, Nicholas Daraviras or another designee of Buyer reasonably acceptable to the Company shall be elected as a Class III director to the Board to fill the vacancy on the Board resulting from the resignation of the Class III director appointed by BIB.

5.         Buyer hereby makes the same representations and warranties as are set forth in paragraph 3.c. of the preceding agreement.

6.         As promptly as practicable following delivery after the Closing of the stock certificates representing the Shares to the Company’s transfer agent, duly endorsed in blank or together with stock powers duly executed in blank, and any proper forms for transfer and necessary transfer tax stamps or funds therefor, the Company will cause the Shares to be transferred of record to the entities constituting Buyer and new certificates reflecting such transfer to be delivered to Buyer, all in accordance with instructions furnished by Buyer to the Company. Such certificates may bear a customary legend with respect to restrictions on transfer under the Securities Act of 1933. Buyer hereby agrees that the Company’s counsel, Katten Muchin Rosenman LLP, may rely on Buyer’s representations and warranties in paragraph 5 above in rendering its opinion to the transfer agent with respect to such transfer.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing correctly sets forth our understanding, please execute the enclosed copy of this agreement and return it to us.

Yours truly,

JEFFERIES CAPITAL PARTNERS IV LP, JEFFERIES EMPLOYEE PARTNERS IV LLC and JCP PARTNERS IV LLC
By: Jefferies Capital Partners IV LLC, as Manager
By: /s/ Brian P. Friedman Name: Brian P. Friedman Title: Managing Member

CARROLS RESTAURANT GROUP, INC.

By: /s/ Joseph Zirkman Name: Joseph Zirkman Title: V. President

Filename:
Type: EX-5
Comment/Description:
(this header is not part of the document)

Exhibit 5

June 16, 2009

Carrols Restaurant Group, Inc.

968 James Street

Syracuse, NY 13203

Attn.:

Ladies and Gentlemen:

This letter agreement will confirm the agreement between you (the “Company”) and us (collectively, “Buyer”) in connection with the purchase by Buyer from BIB Holdings (Bermuda), Ltd. (“Seller”) of up to 3,729,870 shares of common stock, par value $.01 per share (the “Common Stock”) of the Company, pursuant to a separate agreement of even date between Buyer and Seller (the “preceding agreement”). In consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.         Terms defined in the preceding agreement, or in the standstill agreement or registration rights agreement referred to in paragraph 3 below, shall have the same meaning when used herein.

2.         The Company acknowledges that the Board has, on or prior to the date hereof, for purposes of Section 203(a)(1) of the General Corporation Law of the State of Delaware, as amended (“DGCL 203”), duly approved (a) the acquisition of the Shares by Buyer and any other transactions contemplated by the preceding agreement and (b) the exemption of Buyer or any “affiliate” (as defined in the standstill agreement referred to in paragraph 3(b) below) of Buyer from the restrictions on business combinations set forth in DGCL 203 by reason of the execution or delivery of the preceding agreement and the consummation of the acquisition of the Shares.

3.         The Company and Buyer are entering into the following two agreements, each effective upon the occurrence of the Closing: (a) a registration rights agreement, dated the date hereof with respect to the registration under the Securities Act of 1933 of the offering of the Shares and the shares (the “MDCP Shares”) of Common Stock that are the subject of the “MDCP Purchase” (as defined in paragraph 4 below), and (b) a standstill agreement dated the date hereof restricting the rights of Buyer and certain of its affiliates from acquiring additional shares of Common Stock.

4.         The Company understands that Buyer is negotiating to enter into an agreement with MDCP providing for the purchase (the “MDCP Purchase”) by Buyer from MDCP of the MDCP Shares, as referred to in paragraph 5 of the preceding agreement. The Company and Buyer, concurrently therewith, will enter into an agreement having substantially the same terms and conditions as this agreement (except for paragraph 3 hereof), except that the parties’ obligations thereunder shall be subject to the closing of the MDCP Purchase, not the Closing. It is also understood that it shall be a condition to Buyer’s obligation to effect the MDCP Purchase that, effective upon the closing of the MDCP Purchase, Brian P. Friedman or another designee of Buyer reasonably acceptable to the Company shall be elected as a Class III director to the Board to fill the vacancy on the Board resulting from the resignation of the Class III director appointed by MDCP.

5.         Buyer hereby makes the same representations and warranties as are set forth in paragraph 3.c. of the preceding agreement.

6.         As promptly as practicable following delivery after the Closing of the stock certificates representing the Shares to the Company’s transfer agent, duly endorsed in blank or together with stock powers duly executed in blank, and any proper forms for transfer and necessary transfer tax stamps or funds therefor, the Company will cause the Shares to be transferred of record to the entities constituting Buyer and new certificates reflecting such transfer to be delivered to Buyer, all in accordance with instructions furnished by Buyer to the Company. Such certificates may bear a customary legend with respect to restrictions on transfer under the Securities Act of 1933. Buyer hereby agrees that the Company’s counsel, Katten Muchin Rosenman LLP, may rely on Buyer’s representations and warranties in paragraph 5 above in rendering its opinion to the transfer agent with respect to such transfer.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing correctly sets forth our understanding, please execute the enclosed copy of this agreement and return it to us.

Yours truly,

JEFFERIES CAPITAL PARTNERS IV LP, JEFFERIES EMPLOYEE PARTNERS IV LLC and JCP PARTNERS IV LLC
By: Jefferies Capital Partners IV LLC, as Manager
By: /s/ Brian P. Friedman Name: Brian P. Friedman Title: Managing Member

CARROLS RESTAURANT GROUP, INC.

By: /s/ Joseph Zirkman Name: Joseph Zirkman Title: V. President

Filename:
Type: EX-6
Comment/Description:
(this header is not part of the document)

Exhibit 6

June 16, 2009

PRIVILEGED AND CONFIDENTIAL

Jefferies Capital Partners IV LP

Jefferies Employee Partners IV LLC

JCP Partners IV LLC

520 Madison Avenue, 10th Floor

New York, New York 10022

Attn: Brian P. Friedman

Ladies and Gentlemen:

Reference is made to:

(i) the Letter Agreement (the “MDP Letter Agreement”), dated June 16, 2009, by and among Jefferies Capital Partners IV LP (“JCP”), Jefferies Capital Employee Partners IV LLC (“JCEP IV”), JCP Partners IV LLC (“JCP IV”, and collectively with JCP and JCEP IV, the “JCP Group”), Madison Dearborn Capital Partners, L.P. and Madison Dearborn Capital Partners II, L.P.;

(ii) the Letter Agreement (the “BIB Letter Agreement”), dated June 16, 2009, by and among the JCP Group and BIB Holdings (Bermuda) Ltd.;

(iii) the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of June 16, 2009, by and among Carrols Restaurant Group, Inc. (the “Company”), and the JCP Group; and

(iv) the agreements (collectively, the “Side Agreement”) among the Company and the JCP Group with respect to the MDP Letter Agreement and the BIB Letter Agreement.

In consideration of the Company entering into the Registration Rights Agreement and the Side Agreement, the execution of which shall be conditioned upon the JCP Group’s agreement to the terms of this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the JCP Group hereby agrees as follows:

(1) During the period commencing on the date hereof and ending on the earlier of (i) the disposition by the JCP Group and its “affiliates” (as defined in the rules and regulations under the Securities Exchange Act of 1934 (the “1934 Act”)) of all of the shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that the JCP Group acquired pursuant to the MDP Letter Agreement and the BIB Letter Agreement, which disposition shall not include sales or transfers of Common Stock to or among any of the JCP Group’s affiliates, and (ii) the expiration and termination of the Loan Agreement, dated as of March 9, 2007 among Carrols Corporation, Wachovia Bank, National Association, Bank of America, N.A., Raymond James Bank, FSB, Wells Fargo Bank National Association, Manufacturers, Traders Trust Company and each of the lenders who are or may from time to time become a party thereto, as amended on July 2, 2007 and as may be further amended, restated, supplemented or otherwise modified from time to time (the “Loan Agreement”), none of the JCP Group nor any of their affiliates, without the consent of the Company, will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any Equity Interests (as defined in the Loan Agreement) (or beneficial ownership thereof), or any derivatives thereof, (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any Equity Interests of the Company; (b) form, join or in any way participate in a “group” (within the meaning of Section 13(d) of the 1934 Act) with respect to the Equity Interests of the Company or any derivatives thereof; (c) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, provided that this clause (c) shall not restrict or limit the actions of directors of the Company who are designees of the JCP Group; (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any arrangements with any third party with respect to any of the foregoing; provided, however, that the foregoing shall not preclude or prohibit the acquisition in privately negotiated purchases or open market transactions of additional shares of Common Stock so long as the aggregate “ownership” or “control” by the JCP Group and its affiliates does not exceed 34.5% of the Equity Interests or voting power of the Company (as such terms are used in the Loan Agreement). The JCP Group further agrees that, during such period, neither the JCP Group nor any of their affiliates, or representatives acting on the behalf of the JCP Group, or any of their affiliates, will publicly request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this Agreement (including this sentence).

(2)        This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to its conflict of laws provisions.

(3)        Since a breach of this Agreement could not adequately be compensated by money damages, the Company shall be entitled, in addition to any other right or remedy available to it, to an injunction restraining such breach or threatened breach, and in either case no bond or other security shall be required in connection therewith.

(4)        Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall become effective only concurrently with the occurrence of the “Closing” under the MDP Letter Agreement or the BIB Letter Agreement.

(5)        This Agreement may be signed in counterparts, each of which need not contain the signature of all parties hereto, and all such counterparts taken together shall constitute a single agreement. This Agreement may be modified or waived only by a separate writing between the parties. No course of dealing between the parties shall be deemed to modify or amend any provision of this Agreement and no delay by any party in the exercise (or partial exercise) of any of its rights and remedies shall operate as a waiver.

Please acknowledge your agreement to the foregoing by countersigning this letter in the place provided below.

Very truly yours,
CARROLS RESTAURANT GROUP, INC.
By: /s/ Joseph A. Zirkman
Name: Joseph A. Zirkman
Title: Vice President and General Counsel

FOREGOING ACCEPTED AND AGREED
June 16, 2009

JEFFERIES CAPITAL PARTNERS IV LP, JEFFERIES EMPLOYEE PARTNERS IV LLC and JCP PARTNERS IV LLC
By: Jefferies Capital Partners IV LLC, as Manager
By: /s/ Brian P. Friedman Name: Brian P. Friedman Title: Managing Member

Filename:
Type: EX-7
Comment/Description:
(this header is not part of the document)

Exhibit 7

As of June 16, 2009

Jefferies Capital Partners IV LP

Jefferies Capital Employee Partners IV LLC

JCP Partners IV LLC

520 Madison Avenue, 10th Floor

New York, New York 10022

Attn: Brian P. Friedman

Ladies and Gentlemen:

We understand that you are entering into agreements with Madison Dearborn Capital Partners, L.P., Madison Dearborn Capital Partners II, L.P. and BIB Holdings (Bermuda) Ltd. to purchase up to 6,559,739 shares (the “Shares”) of common stock, par value $.01 per share (the “Common Stock”) of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”), and, in that connection, you are entering into a registration rights agreement and a standstill agreement, both dated today, with the Company. Copies of these agreements are attached as Exhibits A and B, respectively.

As you know, we hold 228,500 shares (the “Retained Shares”) of the Common Stock. This will confirm that we are placing the Common Stock on our restricted list, the purpose of which is to limit our transactions in the Common Stock to unsolicited brokerage agency transactions on behalf of our brokerage customers and to restrict us from engaging in any transaction in the Common Stock as principal. We will continue to keep the Common Stock on our restricted list until the end of the period set forth in paragraph (1) of the standstill agreement. We will also observe the provisions of the standstill agreement applicable to your affiliates.

Since we are limited in the ways in which we may dispose of the Retained Shares, you will, at our request, request a non-underwritten Short-Form Registration (an “Excepted Registration”) under the registration rights agreement to cover the offering of the Retained Shares, if (i) Rule 144 under the Securities Act of 1933 is not available for the sale of the Retained Shares, or (ii) in our reasonable judgment the net proceeds to us of a sale under Rule 144 are likely to be less than the net proceeds to us of a sale of a like number of Retained Shares pursuant to an Excepted Registration. We understand that, if the aggregate offering value of the securities requested to be covered by such an Excepted Registration is less than $5 million, the holders of such securities are responsible for the out-of-pocket expenses of the registration, as provided in Section 6 of the registration rights agreement.

If the foregoing correctly sets forth your understanding of our agreement, please execute a duplicate copy of this letter and return it to us.

Very truly yours,

JEFFERIES & COMPANY, INC.

By: /s/ Roland T. Kelly Name: Roland T. Kelly
Title: MD and Associate General Counsel

CONFIRMED AND AGREED
June 16, 2009

JEFFERIES CAPITAL PARTNERS IV L.P.,
JEFFERIES EMPLOYEE PARTNERS IV LLC and
JCP PARTNERS IV LLC

By: Jefferies Capital Partners IV LLC,
as Manager

By: /s/ James L. Luikart
Name: James L. Luikart
Title: Managing Member

Filename:
Type: EX-8
Comment/Description:
(this header is not part of the document)

Exhibit 8

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of June 16, 2009 by and among Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”) and the Persons listed on the signature page hereto as investors (collectively referred to herein as the “Investors”).

The Investors intend to acquire up to 6,559,739 shares (the “Purchased Shares”) of Common Stock from Madison Dearborn Capital Partners, L.P., Madison Dearborn Capital Partners II, L.P. (collectively with Madison Dearborn Capital Partners, L.P., the “Madison Sellers”) and BIB Holdings (Bermuda), Ltd. (“BIB”) pursuant to one or more stock purchase agreements (collectively, the “Purchase Agreements”). Unless otherwise provided in this Agreement, other capitalized terms used herein shall have the meanings set forth in Section 9 hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.	Effectiveness.

This Agreement shall become effective only upon the consummation of the purchase by the Investors from the Madison Sellers or BIB of Purchased Shares pursuant to one or more of the Purchase Agreements. The Sellers shall give the Company prompt notice of each such purchase, which notice shall state the number of Purchased Shares purchased.

2.	Demand Registrations.

(a)        Short-Form Registrations. The holders of a majority of the Registrable Securities, as a group, shall be entitled to request registration on Form S-3, or any similar form (each, a “Short-Form Registration”), in which the Company shall pay Registration Expenses as provided in Section 6 of this Agreement; provided that, except in the case of one non-underwritten Short-Form Registration (the “Excepted Registration”), the aggregate offering value of the Registrable Securities requested to be registered in any Short-Form Registration which is qualified under Rule 415 under the Securities Act must be equal to at least $5,000,000 and which contemplates an underwritten offering must be equal to at least $10,000,000. The offering contemplated by the Excepted Registration shall not be underwritten. Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form. The Company shall use its best efforts to make Short-Form Registrations on Form S-3 available for the sale of Registrable Securities. If a request for a Demand Registration is for a shelf registration pursuant to Rule 415 of the Securities Act, the Company shall use its reasonable best efforts to keep such shelf registration continuously effective for up to 9 months following such registration, but not later than the date on which all of the Registrable Securities covered by such shelf registration may be sold without limitation or restriction pursuant to Rule 144 under the Securities Act (or any successor provision having similar effect); provided, however, that prior to the termination of such shelf registration prior to the expiration of such maximum period for the reason that such Registrable Securities may be sold without limitation or restriction pursuant to Rule 144 under the Securities Act or any successor provision having similar effect, the Company shall first furnish to each holder of Registrable Securities participating in such shelf registration (i) an opinion, in form and substance reasonably satisfactory to the holders of a majority of the Registrable Securities, of counsel for the Company reasonably satisfactory to the holders of a majority of the Registrable Securities requesting such registration stating that such Registrable Securities are freely saleable without limitation or restriction pursuant to Rule 144 under the Securities Act (or any successor provision having similar effect) or (ii) a “No-Action Letter” from the staff of the Securities and Exchange Commission stating that the Securities and Exchange Commission would not recommend enforcement action if the Registrable Securities included in such shelf registration were sold in a public sale other than pursuant to an effective registration statement or Rule 144.

(b)        Long-Form Registrations. At any time that a Short-Form Registration pursuant to paragraph 2(a) is not available, the holders of a majority of the Registrable Securities, as a group, shall be entitled to request registration on Form S-1, or any similar form (each, a “Long-Form Registration”), in which the Company shall pay Registration Expenses as provided in Section 6 of this Agreement; provided that (i) the aggregate offering value of the Registrable Securities requested to be registered in any Long-Form Registration must be equal to at least $15,000,000; (ii) such holders shall not be permitted more than three (3) Long-Form Registrations hereunder; and (iii) each Long-Form Registration shall be an underwritten registration. A registration shall not count as one of the permitted Long-Form Registrations until it has become effective, and no Long-Form Registration shall count as one of the permitted Long-Form Registrations unless the person or group making such request is able to register and sell at least 90% of the Registrable Securities requested to be included in such registration; provided that in any event the Company shall pay Registration Expenses as provided in Section 6 of this Agreement in connection with any registration initiated as a Long-Form Registration whether or not it has become effective and whether or not such registration has counted as one of the permitted Long-Form Registrations.

(c)        All registrations requested pursuant to this Section 2 are referred to herein as “Demand Registrations”. The holders of Registrable Securities shall not be permitted more than a total of five Demand Registrations hereunder. Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice.

(d)        Priority on Demand Registrations. The Company will not include in any Demand Registration any securities which are not Registrable Securities without the written consent of the holders of a majority of the Registrable Securities requesting such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company shall include in such registration prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration. In the event the Company shall not, by virtue of this paragraph 2(d), include in any Demand Registration all of the Registrable Securities of any holder of Registrable Securities requesting to be included in such Demand Registration, such holder may, upon written notice to the Company given within five days of the time such holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such Demand Registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the holders of Registrable Securities not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such Demand Registration.

(e)        Restrictions on Demand Registrations. The Company shall not be obligated to effect any Demand Registration within 180 days after the effective date of a previous Demand Registration or a previous registration in which the holders of Registrable Securities were given piggyback rights pursuant to Section 3 below. The Company may postpone for up to 120 days the filing or the effectiveness of a registration statement for a Demand Registration if the Company in good faith determines that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay Registration Expenses as provided in Section 6 of this Agreement in connection with such registration.

(f)        Selection of Underwriters. The holders of a majority of the Registrable Securities requesting registration hereunder shall have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the reasonable consent of the Company.

(g)        Other Registration Rights. The Company may grant rights to other Persons to participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations as set forth in paragraphs 3(c) and 3(d) below. Notwithstanding the foregoing, the parties hereto acknowledge that the Management Holders have the right to participate in Piggyback Registrations pari passu with the holders of the Registrable Securities.

3.	Piggyback Registrations.

(a)        Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after the receipt of the Company’s notice.

(b)        Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company as provided in Section 6 in all Piggyback Registrations.

(c)        Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities and Other Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities and Other Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in such registration.

(d)        Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Registrable Securities and Other Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities and Other Registrable Securities on the basis of the number of shares owned by each such holder, and (iii) third, other securities requested to be included in such registration.

(e)	Reserved.

(f)        Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the Company shall select the investment banker(s) and manager(s) for the offering.

4.	Holdback Agreements.

(a)        Each holder of Registrable Securities shall not effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

(b)	Reserved.
5.	Registration Procedures.

Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof and pursuant thereto the Company shall as expeditiously as possible:

(a)        prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(b)        notify each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 9 months and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(c)        furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(d)        use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e)        notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(f)        cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or quoted;

(g)        provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(h)        enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

(i)        in the case of an underwritten offering, use its reasonable best efforts to obtain (i) a “comfort letter” from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters and (ii) opinions of counsel from the Company’s counsel in customary form and covering such matters of the type customarily covered in a public issuance of securities, in each case, in form and substance reasonably satisfactory to the underwriters and addressed to the managing underwriters;

(j)        make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(k)        otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable but no later than 90 days after the end of any 12-month period, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(l)        in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order; and

(m)       permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included.

Cooperation by the Company and its management shall include, but not be limited to, management’s attendance and reasonable presentations in respect of the Company at road shows with respect to the offering of Registrable Securities.

6.	Registration Expenses.

(a)        All expenses incident to the Company’s performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts, commissions and underwriters’ counsel fees) and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”), shall be borne by the Company, except as otherwise provided in this Agreement. In addition to underwriting discounts, commissions and underwriters’ counsel fees, the holders of the Registrable Securities included in the Excepted Registration shall bear the out-of-pocket Registration Expenses of the Excepted Registration. The Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the FINRA automated quotation system.

(b)        In connection with each Demand Registration (other than the Excepted Registration) and each Piggyback Registration, the Company shall reimburse the holders of Registrable Securities included in such registration for not more than $75,000 in the aggregate of the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration.

(c)        To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder’s securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

7.	Indemnification.

(a)        The Company shall indemnify, to the extent permitted by law, each holder of Registrable Securities, its affiliates and their respective officers, directors, managers, partners, members, shareholders, employees and agents and each Person who controls such holder (within the meaning of the Securities Act) against, and pay and reimburse any of the foregoing for any and all losses, claims, damages, liabilities and expenses, joint or several, to which any of the foregoing may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto (including without limitation any “free writing prospectus” as defined in Rule 433 under the Securities Act (an “issuer free writing prospectus”), or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405 under the Securities Act), (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder or any state securities laws applicable to the Company and relating to action or inaction required by the Company in connection with any such registration statement, and will pay and reimburse such holder, its affiliates and their respective officers, directors, managers, partners, members, shareholders, employees and agents for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

(b)        In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors, officers, managers, partners, members, shareholders, employees and agents and each Person who controls the Company (within the meaning of the Securities Act) against, and pay and reimburse any of the foregoing for any and all losses, claims, damages, liabilities and expenses, joint or several, to which any of the foregoing may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto (including without limitation any issuer free writing prospectus or that would otherwise constitute a “free writing prospectus” as referred to in Section 7(a) above), (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation by a holder of Registrable Securities of the Securities Act or any rule or regulation promulgated thereunder or any state securities laws applicable to such holder and relating to action or inaction required by such holder in connection with any such registration statement, but only to the extent that such untrue statement or omission is contained in, or such action or inaction relates to, any information or affidavit so furnished in writing by such holder, and such holder will reimburse the Company and each such director, officer and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding, provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

(c)        Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). No indemnifying party shall, without the prior written consent of an indemnified party, effect any settlement of any pending or threatened action, suit or proceeding in respect of which such indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

(d)        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities.

(e)        In the event the Company’s indemnification is unavailable for any reason, the Company also agrees to make such provisions, as are reasonably requested by any indemnified party for contribution to such party in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other as well as any other relevant equitable considerations. The relevant fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount any holder of Registrable Securities will be obligated to contribute pursuant to this paragraph 7(e) will be limited to an amount equal to the net proceeds to such holder sold pursuant to the registration statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the holder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities). The parties hereto agree that it would not be just and equitable if contribution pursuant to this paragraph 7(e) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in this paragraph 7(e).

(f)        No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

8.	Participation in Underwritten Registrations.

No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise provided in Section 7 hereof.

9.	Definitions.

“Affiliate” of a Person other than an individual means any other Person, directly or indirectly controlling, controlled by or under common control with such Person or, with respect to any partnership, any partner thereof.

“Common Stock” means the Company’s common stock, par value $0.01 per share.

“IPO” means the Company’s initial public offering of the Common Stock, as described in its Registration Statement on Form S-1 (Registration No. 333-137524) initially filed with the Securities and Exchange Commission on September 22, 2006 and as amended thereafter.

“Management Holders” means Alan Vituli, Daniel T. Accordino and Joseph A. Zirkman.

“Other Registrable Securities” means (i) any employee stock options held by any Management Holder and shares of Common Stock acquired by any such Management Holder hereafter through the exercise of employee stock options or any other option held as of the date hereof, and (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. For purposes of clarification, it is hereby acknowledged and agreed that the term “Other Registrable Securities” shall also mean and include the 1,979,621 shares of Common Stock acquired, effective as of May 3, 2005 after giving effect to the 11.288-for-1 forward stock split to be effected in connection with the IPO, by any Management Holder (or his Family Group) in exchange for the cancellation and termination of outstanding options to purchase shares of Common Stock held by any such Management Holder (or his Family Group), as more fully described in the Registration Statement.

As to any particular Other Registrable Securities, such securities shall cease to be Other Registrable Securities when they cease to be held by a Management Holder or his Family Group. For purposes of this Agreement, “Family Group” means an individual’s spouse and descendants (whether natural or adopted) and any trust solely for the benefit of the individual and/or the individual’s spouse and/or descendants.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or department, agency or political subdivision thereof.

“Public Sale” means any sale of securities to the public pursuant to an offering registered under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act.

“Registrable Securities” means (i) the Purchased Shares, the Retained Shares and additional shares of Common Stock that may be acquired by the Investors after the date hereof and (ii) any Common Stock issued or issuable with respect to such shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they cease to be held by the Investors or any of their Affiliates.

The terms “register,” “registered” and “registration” shall refer to registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

“Retained Shares” means not more than 250,000 shares of Common Stock, if any, held by Affiliates of the Buyer at the date hereof.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

Unless otherwise stated, other capitalized terms contained herein have the meanings set forth in the Purchase Agreements.

10.	Miscellaneous.

(a)        No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

(b)        Rule 144 Reporting. With a view to making available to the holders of Registrable Securities the benefits of Rule 144 and any other rule or regulation of the Securities and Exchange Commission that may at any time permit the holders to sell the Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts: (i) to make and keep public information available as those terms are understood in Rule 144, (ii) to file with the Securities and Exchange Commission in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Securities Exchange Act pursuant to Rule 144, (iii) as long as any holder owns any Registrable Securities, to furnish in writing upon such holder’s request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Securities Exchange Act, and to furnish to such holder a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as may be reasonably requested in availing such holder of any rule or regulation of the Securities and Exchange Commission permitting the selling of any such Registrable Securities without registration and (iv) undertake any additional actions reasonably necessary to maintain the availability of a registration statement or the use of Rule 144.

(c)        Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

(d)        Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company, the holders of Registrable Securities or the holders of Other Registrable Securities unless such modification, amendment or waiver is approved in writing by the Company, the holders of a majority of the Registrable Securities or the holders of a majority of the Other Registrable Securities, respectively. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

(e)        Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not; provided that the parties hereto may only assign their rights under this Agreement among its Affiliates, and provided that any restrictions contained in this Agreement shall continue to be applicable to the holders of Registrable Securities after any such assignment other than a Public Sale.

(f)        Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

(g)        Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

(h)        Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)        Governing Law. The corporate law of the State of Delaware shall govern all issues and questions concerning the relative rights of the Company and its stockholders. All other issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(j)        Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to the parties hereto at the address of each such party set forth in the records of the Company or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

(k)        Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

CARROLS RESTAURANT GROUP, INC.

By: /s/ Joseph Zirkman Name: Joseph Zirkman Title: V. President

INVESTORS:

JEFFERIES CAPITAL PARTNERS IV LP, JEFFERIES EMPLOYEE PARTNERS IV LLC and JCP PARTNERS IV LLC
By: Jefferies Capital Partners IV LLC, as Manager
By: /s/ Brian P. Friedman Name: Brian P. Friedman Title: Managing Member